Exhibit 99.7
IMImobile Joins NICE inContact DEVone Program to Provide
Omnichannel Chat on CXexchange Marketplace

Omnichannel chat from IMImobile offers seamless agent channel navigation for CXone users

Salt Lake City – December 11, 2017 – NICE inContact (Nasdaq:NICE) today announced that IMImobile has joined the DEVone development program to provide omnichannel chat on CXexchange, the most extensive technology ecosystem currently available in the customer experience market. Products available on the CXexchange marketplace are designed to integrate with NICE inContact CXone™, the world’s #1 cloud customer experience platform.

IMImobile’s omnichannel chat solution allows CXone users to instantly add additional messaging channels including SMS, Facebook Messenger, Twitter, In-App chat, Email, Skype for Business and WeChat for customer support to their existing NICE inContact interface.

NICE inContact customers will benefit from IMImobile’s digital chat and customer experience automation solutions by enabling:

•	Easy integration of mobile and digital channels into the existing NICE inContact chat interface; agents can continue to use the same UI they are already trained on

•	Orchestration between automated and agent assisted interactions to improve operational efficiencies and customer support experiences

•	Artificial intelligence-powered chatbots to enable automation and orchestration of omnichannel customer journeys across contact center systems and business processes

NICE inContact CXone empowers organizations to provide an exceptional customer experience by acting smarter and responding faster to ever-changing consumer expectations. To meet the needs of organizations of all sizes, CXone combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence—all on an Open Cloud Foundation.

The need for contact centers to provide an omnichannel, digital customer experience is imperative within the current market, where consumers increasingly prefer to use digital messaging channels according to new research from IMImobile.

Jay Patel, CEO, IMImobile
“IMImobile is excited to partner with NICE inContact and join CXexchange marketplace. IMImobile’s digital chat solutions have proven to enable intelligent and proactive customer engagement while improving first contact resolution and reducing inbound call volumes.”
DEVone offers partners broad tools and resources to enable them to create new applications on CXone, including extensive documentation and support, and access to an online developer community. Companies interested in how IMImobile’s application works with CXone can visit CXexchange to learn more about the application and read reviews. CXexchange is a centralized, state-of-the-art marketplace for developers to market and sell their CXone-based applications.
“Today’s consumers seek a conversational chat-based interaction with companies according to our research,” said Paul Jarman, CEO of NICE inContact. “With IMImobile’s omnichannel chat on CXone, contact center agents can easily navigate chat interactions across social, mobile and online channels. We welcome IMImobile as part of the CXexchange marketplace.”

About NICE inContact
NICE inContact is the cloud contact center software leader, with the world’s No. 1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is the industry’s largest partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone.

NICE inContact is recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, and is part of NICE, the leading provider of cloud and on-premises enterprise software, serving customers in more than 25,000 organizations and 150 countries, including over 85 of the Fortune 100 companies. www.niceincontact.com

About IMImobile
IMImobile is a cloud communications software and solutions provider that enables companies to use digital technologies to communicate and engage with their customers.

Organisations that trust us to deliver smarter digital customer engagement solutions include Vodafone, O2, Telefonica, Aircel, Airtel, EE, AT&T, MTN, France Telecom, Centrica, Universal Music, Tata, AA, BBC and major financial institutions.

IMImobile is headquartered in London with offices in Hyderabad, Atlanta, Dubai and Johannesburg and has over 1000 employees worldwide. IMImobile is quoted on the London Stock Exchange’s AIM market with the TIDM code IMO.

www.imimobile.com

NICE inContact Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.